GATX Corporation 222 West Adams Street Chicago, Illinois 60606	Peter J. Falconer Associate General Counsel, Corporate Securities Tel: 312.621.8086 Fax: 312.499.7265 peter.falconer@gatx.com

January 29, 2013

Ms. Linda Cvrkel

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GATX Corporation

Form 10-K for the year ended December 31, 2011

Filed February 24, 2012

File No. 001-02328

Dear Ms. Cvrkel:

On behalf of GATX Corporation (“GATX” or the “Company”), I am submitting our responses to the comment letter dated November 21, addressed to Mr. Robert C. Lyons. The comments in your letter are duplicated below and are followed immediately by the Company’s responses.

Form 10-K for the Year Ended December 31, 2011

General

1.

We note from your responses to our prior comments that you propose to revise future filings with respect to the presentation of your Statement of Comprehensive Income and the disclosures in certain notes to your financial statements. However, we believe the overall impact of these changes is significant and materially affects your financial statement presentation. In addition, we believe the specific impact of these changes on your Statement of Comprehensive Income is material. For example, presentation of your share of affiliates’ earnings below income taxes will materially change the amount of income before taxes for the years ended December 31, 2011, 2010 and 2009. Also, the removal of a “gross income” subtotal and the removal of an “ownership costs” subtotal reflect significant presentation differences. Further, the change in presentation of asset remarketing income and other income (i.e., scrapping gains) to gain (loss) on asset dispositions significantly changes the nature of the components comprising revenue as well as the amount of your reported revenues. In addition, the presentation of gain (loss) on asset dispositions below total expenses represents a significant change in the presentation of your results of operations. Finally, we believe that the additional information to be included in the notes to your financial statements regarding (i) the nature of revenue included in full-service leases, (ii) the inclusion of executory costs in future lease receipts, and (iii) the disclosures that accompany your segment information represent material additional

Division of Corporation Finance

Securities and Exchange Commission

January 29, 2013

information that is important to investors. Therefore, in light of the material impact of these changes, which will significantly enhance an investor’s understanding of your financial statements, we believe that (notwithstanding the resolution of the comments that follow) you should file an amended Form 10-K for the year ended December 31, 2011.

We do not believe the changes to our Statement of Comprehensive Income are quantitatively or qualitatively material to users of our financial statements. We note there will be no changes to the amounts of net income, earnings per share, and segment profit, which are the key measures used by the Company and its investors as evidenced by the disclosures contained in our periodic reports, the way that our executive compensation arrangements are structured, and the way we discuss our business with our investors. In addition, we believe the presentation changes and the accompanying disclosures cited by the Staff will be easily understood by users of our financial statements. Specifically:

•	Remarketing income and scrapping gains were removed from revenue and included as a separate line in “Other Income (Expense);” as previously stated, we will continue to discuss this recurring activity in the future with our investors in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of our periodic reports and on earnings calls.

•	We do not believe users will be confused by the immaterial decreases in our revenue subtotals that resulted from adding the line item “net gain on asset dispositions” in “Other Income (Expense)” or the associated reclassification entries for the former line item: Asset Remarking Income.

•	“Share of affiliate earnings” was formerly a pre-tax line item that followed the total revenue line and was combined with revenue in the “Gross Income” line. It now resides after the subtotal “Income Before Income Taxes and Share of Affiliates’ Earnings” and is on a net-of-tax basis. We believe that the change in geography and the change in the line items impacted are easily understood and calculated.

•	We further believe that the changes resulting from the removal of the “Ownership Costs” section are also easily understood as the related expense line items remain transparent.

While the additional disclosures noted above may clarify our accounting treatment for certain items, they do not represent new information that will materially change investors’ view of our financial statements. From a quantitative and qualitative standpoint, we believe that these reclassifications are not material based on the criteria discussed in SAB 99.

In accordance with discussions with the Staff at our meeting on December 12, 2012, and subsequent conference calls with the Staff, we filed a Form 8-K on January 11, 2013, which disclosed the revised presentation of our Consolidated Statement of Comprehensive Income for the years ended December 31, 2011, 2010 and 2009.

Note 6. Investments in Affiliated Companies, page 64

2.

We note from your response that you continue to believe it is appropriate to perform the significance tests described in Rule 1-02(w) of Regulation S-X at the individual investee level and, as a result, you do not believe that any of your affiliate investees meet the significance criteria at the 20% level and therefore you are not required to file separate financial statements for any of your affiliate investees under Rule 3-09 of Regulation S-X. However, with respect to your Rolls-Royce & Partners Finance (“RRPF”) investment, it appears from

Division of Corporation Finance

Securities and Exchange Commission

January 29, 2013

the affiliate information supplementally submitted to us that the thirteen joint ventures, which are referenced in footnote (a) to the second table in Note 6, are related businesses and are one business enterprise in substance. Consequently, it appears these joint ventures should be combined for purposes of determining their significance and facilitating a reader’s understanding of your financial condition and results of operations. We note that the RRPF investment is significant over the 20% level when considering the thirteen legal entities on a combined basis. Further, it appears that substantially all of your pre-tax share of affiliates’ net earnings in your Portfolio Management segment is attributable to your share of the earnings of this group of related affiliates. Accordingly, we believe that the audited financial statements of this group of related affiliates are necessary and appropriate for an adequate presentation of your financial condition as well as necessary for the protection of investors due to the materiality of the contribution of this group of related affiliates to your results of operations. We request that you file the audited financial statements with respect to your RRPF investment following the guidance in Rule 3-13 of Regulation S-X. We would not object to the presentation of combined or consolidated audited financial statements of the RRPF group of related affiliates. Accordingly, please file an amended Form 10-K for the year ended December 31, 2011 to include these audited financial statements.

We continue to believe that Rule 3-09 of Regulation S-X does not specifically include an aggregation requirement and that the inclusion of audited financial statements for the RRPF entities in our Form 10-K is not required, either individually or on a combined basis. Further, we note that audited financial statements for the RRPF entities are not prepared on a combined or consolidated basis and to do so would be burdensome as the RRPF business includes multiple entities in the US and UK, which are managed and administered by different accounting groups using different GAAP standards. However, we recognize the RRPF entities’ significant contribution to GATX’s financial results in recent years and we appreciate the benefit that additional information about these entities would provide to our investors. Further, we have considered the discussion points addressed with the Staff at our meeting on December 12, 2012, and conference calls conducted subsequently. Accordingly, we will include additional information with respect to the RRPF affiliates in our future filings, beginning with our Form 10-K for the year ending December 31, 2012. Specifically, in “Item 1. Business”, we will provide additional information in our overview of the RRPF affiliates, including asset types, number of aircraft engines in the portfolios, investing activities, types of customer leases, typical lease terms and a more detailed explanation of the relationships with Rolls Royce. In “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations”, we will provide additional disclosure related to the RRPF entities, including their contribution to our Portfolio Management segment results, key income drivers (including operating profit or remarketing income) and other factors, including portfolio composition, utilization, and conditions of the markets in which the RRPF entities operate. Lastly, in the notes to our consolidated financial statements, we will provide supplemental financial information about the RRPF affiliates in our “Investments in Affiliated Companies” note that will go beyond the requirements of Rule 4-08(g). Specifically, we will provide the following on a combined basis for the RRPF entities:

•	Condensed Income Statement;

•	Condensed Balance Sheet;

•	Summary of all outstanding debt obligations, including maturities;

•	Summary of future committed lease receipts from Rolls Royce and its affiliates and other third parties; and

•	Disclosure of any contingent liabilities, guarantees or cross-default provisions related to RRPF indebtedness.

Division of Corporation Finance

Securities and Exchange Commission

January 29, 2013

We believe the inclusion of this information will provide investors an appropriate understanding of the RRPF entities and their contribution to GATX’s reported results and financial position. In addition, we believe this supplemental information represents substantially all material information that would otherwise be disclosed in the audited financial statements of the RRPF entities.

3.	We note from your response that you believe that your disclosure in Note 6, which reflects the aggregated financial information for all of your affiliates, is presented in accordance with Rule 4-08(g) of Regulation S-X. While we do not object to your presentation of aggregated summarized financial information of these unconsolidated affiliates, it appears that the summarized information presented in Note 6 may not fully comply with Rule 4-08(g). In this regard, please note that Rule 4-08(g) requires the summarized information as to assets, liabilities and results of operations as detailed in Rule 1-02(bb) of Regulation S-X. We note that Rule 1-02(bb) requires separate presentation of current and noncurrent assets and liabilities. Also, in addition to a revenue measure, it requires gross profit (or, alternatively, costs and expenses applicable to revenues) and income or loss from continuing operations to be disclosed. Please revise or advise, as appropriate.

In future filings, beginning with our Form 10-K for the year ending December 31, 2012, we will include footnote disclosures that are responsive to Rule 4-08(g) of Regulation S-X.

Note 23. Financial Data of Business Segments, page 92

4.

We note from your response that you continue to believe that the Rail North America and Rail Europe segments have similar economic characteristics based on the “segment profit return” measure, which you state is the most appropriate measure to use when assessing economic similarity. However, we note your disclosure in Note 23, which indicates that segment profit is the internal performance measure used by the Chief Executive Officer to assess the performance of each segment in a given period. Segment profit includes all revenues, including earnings from affiliates, attributable to the segments as well as ownership and operating costs that management believes are directly associated with the maintenance or operation of the revenue earning assets. Therefore, as segment profit is the primary measure used in the reports reviewed by your CODM, it appears this measure should be considered when assessing economic similarity. Also, although you indicate in your response that segment profit return is the most appropriate measure to assess economic similarity of the two segments, this measure does not appear to be presented in your monthly and quarterly reports reviewed by the CODM. Additionally, in your response, you indicate that the graph supplementally provided to us, which illustrates the trends in segment profit return between Rail North America and Rail Europe since 2006, shows that the segment profit return between these segments has been comparable during this period. However, although the average segment profit return over the 2006-2011 may be comparable between the segments for this specified period, the trends have changed over this period with one segment starting with a much higher segment profit return than the other but then changing to a lower segment profit return for more recent periods. Further, as previously indicated, it appears that the respective segment profit measures of the North America and Europe regions materially differ from each other in both fiscal years 2011 and 2010, respectively. We also note that (i) the Europe region’s segment profit changed materially in fiscal 2011 as compared to fiscal 2010 and on a disproportionate basis to the change in segment profit generated by the North America region for the same period, (ii) it

Division of Corporation Finance

Securities and Exchange Commission

January 29, 2013

appears from your MD&A discussion that different factors are responsible for the changes in lease income between Rail North America and Rail Europe, and (iii) the ownership costs and maintenance expenses for each region vary significantly. Therefore, based on the financial information you provided, it is unclear why you believe that aggregation of Rail North America and Rail Europe is appropriate. Please advise, and consider revising the segment reporting presented in your amended Form 10-K for the year ended December 31, 2011.

We provided detailed support for our aggregation of the Rail North America and Rail Europe fleets in our previous response, and we continue to believe that aggregation was appropriate for the year ended December 31, 2011. As we noted, the fleets possess similar qualitative factors and have exhibited similar economic characteristics in the long term. We provided information for both segment profit and segment profit return on investment in order to illustrate the performance of each segment on an individual and relative basis. Segment profit is the internal performance measure used by the CODM to assess performance on an ongoing basis. Segment profit return on investment reflects the analysis we use in determining whether to make an investment, and is included in every new investment proposal. The “segment profit margin” measure used by the Staff is not used internally and is not considered useful by management. The Staff has cited year-over-year variances in certain measures among the Rail North America and Rail Europe fleets as determinative of a lack of similar economic characteristics. We previously explained that both fleets have transactional elements that may create volatility in periodic income while still resulting in similar financial performance over the long term. The primary factors driving a change in segment profit for any given year may vary for any subset of our railcar fleet (including between Rail North America and Rail Europe) due to differences in factors such as fleet size, remarketing income, scrapping gains, regulatory maintenance and foreign exchange rates. Maintenance expense, in particular, can vary greatly from period to period due to the timing of car shopping events and specific fleet repair or improvement programs, such as the wheelset replacement program that has been underway in Europe since 2009.

These year-to-year fluctuations are not unexpected, and the 2011 vs. 2010 comparisons cited by the Staff are not necessarily decisive in terms of assessing the correlation of financial returns over a longer term investment horizon. The variance in segment profit from 2010 to 2011 was primarily due to a greater relative increase in cars on lease in Europe as compared to North America. In addition, segment profit in Rail Europe was also affected by a favorable resolution of a litigation matter and a favorable fair value adjustment on a foreign currency derivative.

The accounting guidance for determining when two segments are sufficiently similar to justify aggregating them requires judgment. We believe that the evidence of similar long-term financial performance between our North American and European operations, as well as how Rail was evaluated and managed by GATX’s CODM, was consistent with the aggregation criteria provided in ASC 280-10-50-11.

As we noted previously, we will disaggregate Rail North America from other international railcar leasing operations beginning with our Form 10-K for the year ended December 31, 2012, to better reflect GATX’s increasing focus on international rail growth and recent changes to our management structure. Finally, and in accordance with our discussions with the Staff at our meeting on December 12, 2012, and subsequent conference calls, we filed a Form 8-K on January 11, 2013, that disclosed our intention to change our reportable segments in our 2012 Form 10-K and also disclosed disaggregated segment information with respect to our Rail North America and Rail International railcar operations for the years ended December 31, 2011, 2010 and 2009.

Division of Corporation Finance

Securities and Exchange Commission

January 29, 2013

* * * * *

In responding to the Division’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the Company’s responses, or if you require any additional information, please call me at (312) 621-8086.

Sincerely yours,

/s/ Peter J. Falconer

Peter J. Falconer

Associate General Counsel,

Corporate Securities